Exhibit 99.7

CONSENT OF V. SPRING

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated April 10, 2006 entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru for Silver Wheaton Corp” (the “Yauliyacu Report”);

2.

The technical report dated March 15, 2007, entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio as of December 31, 2006 for Silver Wheaton Corp.” (the “Tayolita Report”); and

3.

The annual information form of the Company dated as of March 21, 2007 and revised on February 8, 2008, which includes reference to my name in connection with information relating to the Tayoltita and Yauliyacu Reports, and the properties described therein and with regard to information on the San Dimas mines.

February 08, 2008

 /s/ V. Spring

V. Spring